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Michael J. Aiello
Michael.Aiello@weil.com
+1 212 310 8552

August 14, 2017

Maryse Mills-Apenteg

Special Counsel

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:                             Black Knight Holdco Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 17, 2017

File No. 333-218707

New BKH Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 17, 2017

Filed No. 333-218856

Dear Ms. Mills-Apenteg:

On behalf of Black Knight Holdco Corp. (“New Black Knight”) and New BKH Corp. (“New BKH”, and together with New Black Knight, the “Companies”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided during a telephonic conversation between the Staff and Weil, Gotshal & Manges LLP on August 3, 2017 with regard to the amended registration statements on (i) Form S-4 (File No. 333-218707), filed by New Black Knight on July 17, 2017 (the “New Black Knight Registration Statement”) and (ii) Form S-1 (File No. 333-218856), filed by New BKH on July 17, 2017 (the “New BKH Registration Statement”, together with the New Black Knight Registration Statement, the “Registration Statements”). The responses are based on information provided to us by the Companies, Fidelity National Financial, Inc. (“FNF”) and Black Knight Financial Services, Inc. (“Black Knight”).

Set forth below in bold are the comments provided by the Staff pertaining to the Registration Statements.  Immediately below each of the Staff’s comments is the Companies’ response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the order in which the comments arise in the Registration Statements.  In addition, the Companies are filing concurrently with this letter an amendment to the New Black Knight Registration Statement (the “New Black Knight Amended Registration Statement”) and an amendment to the New BKH Registration Statement (the “New BKH Amended Registration

Statement”, and together with the New Black Knight Amended Registration Statement, the “Amended Registration Statements”), which includes revisions to the Registration Statements in response to the Staff’s comments below.  The Companies are also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of the Amended Registration Statements marked to indicate changes to the Registration Statements that were filed on July 17, 2017 and July 17, 2017, respectively.  Terms used and not defined herein, but defined in the Amended Registration Statements, have the meanings given to such terms in the Amended Registration Statements. All references to page numbers and captions correspond to the page numbers and corresponding captions in either the New Black Knight Amended Registration Statement or the New BKH Amended Registration Statement, as applicable.

Summary

The Companies, page 1

1.              To facilitate understanding of the transactions, please consider including a description of the charts of the transactions and parties involved in an appropriate section in the forepart of your document.

In response to the Staff’s comment, the disclosure has been revised on pages 8 to 11 of the New Black Knight Amended Registration Statement and on pages 9 to 12 of the New BKH Amended Registration Statement.

The Transactions

Background of the Transactions, page 45

2.              Please revise to describe the financial analyses of the proposed transaction provided by Goldman Sachs on June 7, 2017, briefly mentioned on page 59.  Also, please describe any financial projections or information provided to Goldman Sachs by either Black Knight or FNF management.  To the extent that Goldman Sachs provided an opinion or report, please provide the disclosure required by Item 1015 of Regulation M-A and file the opinion or report as an exhibit, as required by Item 21(c) of Form S-4.

In response to the Staff’s comment, the disclosure has been revised on page 60 of the New Black Knight Amended Registration Statement.  On behalf of New Black Knight, we confirm that Goldman Sachs did not provide a fairness opinion or make a recommendation to the Black Knight Special Committee with respect to the transactions.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Melissa Walsh
Staff Accountant
SEC

Craig D. Wilson
Senior Assistant Chief Accountant
SEC

Edwin Kim
Attorney Advisor
SEC

Michael Gravelle
Executive Vice President, General Counsel and Corporate Secretary
Fidelity National Financial, LLC